K&L Gates LLP 70 West Madison Street Suite 3100 Chicago, IL 60602-4207 T 312.372.1121 www.klgates.com

December 9, 2015

BY EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

PowerShares Actively Managed Exchange-Traded Commodity Fund Trust

1933 Act Registration No. 333-193135

1940 Act Registration No. 811-22927

On behalf of PowerShares Actively Managed Exchange-Traded Commodity Fund Trust (the “Trust”), we are transmitting for electronic filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), post-effective amendment no. 4 to the Trust’s registration statement under the Securities Act, which is also amendment no. 8 to its registration under the 1940 Act (the “Amendment”). This filing is being made pursuant to Rule 485(b) under the Securities Act, for immediate effectiveness today, December 9, 2015.

We have advised the Trust in connection with the preparation of the Amendment, and in that connection we have reviewed the Amendment. In accordance with Rule 485(b)(4), we confirm that in our judgment the Amendment does not contain any disclosure that would render the Amendment ineligible to become effective pursuant to Rule 485(b).

Sincerely,

/s/ K&L Gates LLP